                                                                    EXHIBIT 12.1


                                FLUOR CORPORATION
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          (DOLLAR AMOUNTS IN THOUSANDS)

                                                                                                                           NINE
                                                                                                                          MONTHS
                                                                                                                           ENDED
                                                  YEAR ENDED OCTOBER 31,             YEAR ENDED DECEMBER 31,              SEPT 30.,
                                                 ------------------------     --------------------------------------
                                                   1999           2000          2001          2002           2003           2004
                                                 ---------      ---------     ---------     ---------      ---------      ---------
 Earnings from continuing operations
    before income taxes                          $  88,674      $ 164,287     $ 185,320     $ 260,524      $ 267,981      $ 210,502
 Add (subtract)
    Equity in earnings from less than 50%
       owned persons, net of distributions          (5,776)           220         6,408        (3,529)          (114)         2,227
    Fixed charges                                   44,631         53,090        50,502        35,399         39,713         33,723
                                                 ---------      ---------     ---------     ---------      ---------      ---------
    Total                                        $ 127,529      $ 217,597     $ 242,230     $ 292,394      $ 307,580      $ 246,452
                                                 =========      =========     =========     =========      =========      =========

 Fixed charges
    Interest expense                             $  18,972      $  26,315     $  25,011     $   8,925      $  10,109      $  11,520
    Portion of rental expense representative
     of interest factor                             25,659         26,775        25,491        26,474         29,604         22,203
                                                 ---------      ---------     ---------     ---------      ---------      ---------
    Total fixed charges(1)                       $  44,631      $  53,090     $  50,502     $  35,399      $  39,713      $  33,723
                                                 =========      =========     =========     =========      =========      =========

 Ratio of earnings to fixed charges(1)                2.86x          4.10x         4.80x         8.26x          7.75x          7.31x
                                                 =========      =========     =========     =========      =========      =========

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(1)   For purposes of computing the ratio of earnings to fixed charges,
      "earnings" consist of earnings from continuing operations before provision for income taxes plus fixed charges less undistributed earnings from less than 50% owned persons. "Fixed charges" consist of interest and approximately one-third of rental expense.